SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

Brighton, England - October 1, 2008 - Futuremedia plc announced that it has agreed to accept the acquisition bid on its e-learning division (FM Learning) by Edvantage Group (an e-learning company based in Oslo, Norway). The terms of the agreement between Futuremedia and Edvantage Group allows Futuremedia to retain a minority position in the acquiring entity (Edvantage Group) aside from cash payments that Futuremedia receives over the next ninety days.

Exhibit	Exhibit Description
1	Asset Sale Agreement between Executive Business Channel Limited, Futuremedia Plc, Edvantage GB Limited, and Edvantage Group AS

2	Signature pages to Asset Sale Agreement

DATED: September __, 2008

ASSET SALE AGREEMENT

Between

Executive Business Channel Limited

and

Futuremedia Plc

and

Edvantage GB Limited

and

Edvantage Group AS

www.dmhstallard.com
(Ref: 594/94464-15)

Leasehold Property	39
SCHEDULE 5
Purchased Contracts	40
SCHEDULE 6
Pensions	42
SCHEDULE 7
Employees	43
PART 1	43
The Transferring Employees	43
PART 2	43
Provisions concerning Employees	44
PART 3
Employee Details
SCHEDULE 8
PART 1	47
Assets	47
PART 2	47
Excluded Assets	47
PART 3	47
Excluded Liabilities	47
SCHEDULE 9
Allocation of Consideration	48
SCHEDULE 10
Warranty Limitations	49

DATE:       September 2008

PARTIES:

(1)	Futuremedia Plc, a company incorporated in England and Wales with registered number 01616681, whose registered office is at Nile House, Nile Street, Brighton, East Sussex, BN1 1HW (“Futuremedia”).

(2)
Executive Business Channel Limited, a company incorporated in England and Wales with registered number 02862053, whose registered office is at Nile House, Nile Street, Brighton, East Sussex BN1 1HW (the "Seller").

(3)	Edvantage Group AS, a company incorporated in Norway, whose registered office is at Bygdøy, Allé 23, 0262 Oslo (the "Parent").

(4)	Edvantage GB Limited a company incorporated in England and Wales with registered number 04627191, whose registered office is at 3A Belton Street, Stamford, Lincolnshire, PE9 2EF (the “Purchaser”).

RECITALS:

The Seller carries on the business of design, development and implementation of e-learning and blended learning programmes. The Seller wishes to sell and the Purchaser wishes to purchase the business, and certain assets used in it, as a going concern on the terms and conditions set out in this Agreement.

TERMS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, where the context so admits, the following words and expressions shall have the following meanings:

“Accounting Date”	means 30 June 2007;

"Accounts Receivable"
all book and other debts and notes receivable and other rights to payment arising from the operation of the Business before the Completion Date, whether or not then invoiced and whether or not then due and payable;

“Agreed Terms”	means a document or agreement in agreed form and for execution in such form on or after the date of this agreement;

"Assets"
the Accounts Receivable, Office Equipment, Fixtures and Fittings, Goodwill, Intellectual Property, IT Equipment, the benefit subject to the burden of the Purchased Contracts (and any liability associated with them in accordance with the terms of this Agreement), Sales Documentation and the Technical Information all of which is listed in Schedule 8, Part 1, but not including the Excluded Assets;

"Business"	the business of design, development and implementation of e-learning and blended learning programmes as carried on by the Seller up to the Completion Date;

"business day"	a day (other than a Saturday or a Sunday) on which banks are generally open for business in the City of London for the transaction of normal banking business;

“Cash Consideration”	means the total cash consideration being the Initial Cash Consideration and the Final Cash Consideration;

"CHAPS"	the clearing houses automated payment system or any other method of electronic transfer for same-day value;

"Completion"	completion of the sale and purchase of the Business comprising the Assets in accordance with clause 7;

"Completion Date"	1 October 2008;

"Condition"	the consent of Sackville TSP (GP) Limited to the Purchaser’s (or Purchaser’s designee’s) sublet of the Leased Property;

"Confidentiality Agreement"	the confidentiality agreement signed by the Seller and the Purchaser dated 26 June 2008;

"Consideration"	the purchase price of the Assets to be paid by the Purchaser to the Seller which is up to £___ consisting of the Cash Consideration and Consideration Shares;

"Consideration Shares"	the fully paid shares of the Parent to be issued to the Seller or its designee in consideration for the transfer of Goodwill and Intellectual Property to the Parent with a value up to £___;

"Defaulting Party"	as defined in clause 23.1;

"Disclosure Letter"	the disclosure letter of today's date from the Seller to the Purchaser including the Disclosure Material;

"Disclosure Material"	all information and documentation contained in the Disclosure Letter (including the Due Diligence Data) together with all documents annexed to it;

“Disposal”	the disposal (by one transaction or a series of transactions) of all or a substantial part of the business and undertaking of the Parent;

"Domain Names"	the registered domain names owned by the Seller and relating to the Businesses as set out in Schedule 2 Part 2;

"Due Diligence Data"	the written due diligence materials supplied to the Purchaser by the Seller;

"Encumbrance"
any restriction, assignment or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption), or any agreement or arrangement to create any of the same or any Security Interest;

"Excluded Assets"	those assets used in or relating to the Business which are excluded from the sale and purchase pursuant to this Agreement and which are identified in Schedule 8 Part 2;

“Exchange Date”	means the date hereof;

"Excluded Liabilities"	those liabilities relating to the Business which are not to be assumed by the Purchaser and which are identified in Schedule 8 Part 3;

“Final Cash Consideration”	means the sum of £____ payable pursuant to clauses 3.1 and 4;

"Fixtures and Fittings"	the fixtures and fittings at the Leasehold Property owned by the Seller on the Completion Date and used exclusively in the Business;

"Goodwill"
the goodwill of the Seller to the extent that it relates exclusively to the Business including the exclusive right for the Purchaser to represent itself as carrying on the Business in succession to the Seller;

“Initial Cash Consideration”	the Sum of £____ payable pursuant to clause 3.1;

"Intellectual Property"	the Trade Marks (and the goodwill attaching to them), the Domain Names and the following rights used exclusively in the Business:

(i) copyrights owned by the Seller on the Completion Date;

(ii) Third Party Software Licenses;

“Interest”
means interest payable during the period from the date on which the payment is due to the date of payment inclusive of both days, both before and after any judgment, at the Interest Rate then prevailing;

“Interest Rate”	means the rate of 4% a year above the base lending rate of Barclays Bank Plc;

"IT Equipment"	the IT equipment, photocopiers and faxes which are set out in Schedule 3 Part 2;

"Leasehold Property"	the leasehold premises described in Schedule 4 Part 1;

"Lease"	the lease in Agreed Terms for the Leasehold Premises, details of which are described in Schedule 4 Part 1;

“Liabilities”
means the liabilities of the Business outstanding at the Completion Date, comprising the aggregate amount owed by the Seller in connection with the Business to or in respect of creditors as recorded in the books of account of the Business as at the Completion Date and all other claims against the Business, save for those liabilities the Purchaser has expressly agreed to assume or be responsible for;

“Listing”
either:
(a)   the admission by the Financial Services Authority in its capacity as the UK Listing Authority of any of the share capital to the Official List, and such admission becoming effective; or

(b)  the admission by London Stock Exchange plc of any of the share capital to trading on the Alternative Investment Market, and such admission becoming effective; or

(c)  admission of any of the share capital on a recognised investment exchange (within the meaning of section 285 of the Financial Services and Markets Act 2000);

“Management Accounts”	means the unaudited balance sheet of the Seller made up as at 30 September 2008 and the trading and profit and loss account of the Seller for the 12 months period ending on 30 June 2008;

“Net Assets”
means the net assets of the Business being assets less liabilities. Where assets are defined as: fixed assets, accounts receivable, work in progress and prepayments of the Business. And liabilities are defined as trade creditors, deferred income, other creditors/accruals, VAT/Paye and NIC of the Business;

“Net Asset Statement”	means the statement of the Net Assets on the date which is one business day before the Completion Date;

"Notice"	as defined in clause 24;

“Office Equipment”	the office equipment, office furnishings and general office supplies which are set out in Schedule 3, Part 1;

"Pension Scheme"
the group personal pension scheme with Scottish Widows which the Seller’s parent offers to the Transferring Employees and including the closed group personal pension scheme with Standard Life which the Seller’s parent previously contributed to;

"Pension Protection Regulations"	the Transfer of Employment (Pension Protection) Regulations 2005 and the Pensions Act 1995;

“Post Completion Revenue”	Revenue of the Business as such is conducted by the Purchaser for the period 01 October 2008 to 31 December 2008;

“Post Completion Revenue Statement”	the statement of Post Completion Revenue to be prepared by Purchaser and delivered to Seller pursuant to clause 3.1;

"Purchased Contracts"	the agreements set out in Schedule 5 ;

"Purchaser's Group"	the Purchaser and its Subsidiaries and Holding Companies from time to time and the expression "member of the Purchaser's Group" shall be construed accordingly;

"Purchaser's Solicitors"	Cheyney Goulding LLP of Ward House, Ward Street, Guildford, GU1 4LH;

“Purchaser’s Solicitors Account”	Cheyney Goulding LLP Client Account, Barclays Bank Plc, Guildford Friary, Sort Code: 20 35 35, Account Number 9056195;

“Restrictive Covenant”	the covenants contained in clause 18;

“Sale”
(a)   other than as a result of an intra-group reorganisation, the completion of an agreement for the purchase of all or substantially all of the issued share capital of the Parent; or

(b)   The completion of the acquisition or where more than one, the last such acquisition, of issued share capital of the Parent made pursuant to an offer as a result of which the offeror becomes entitled or bound to acquire the remainder of such issued share capital, and for the purposes of this definition, reference to the date of sale shall be construed as a reference to the date upon which the acquisition (or the last acquisition) is completed and reference to the offeror shall include any person with whom he is acting in concert (as defined in The City Code on Take-overs and Mergers);

"Sales Documentation"
all sales publications, advertising and promotional materials, printed terms and conditions of sale or supply, business forms, instructional material and other sales materials which are owned by the Seller on the Completion Date and relate to the Business;

"Security Interest"	any mortgage, charge, pledge, lien, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security;

"Seller's Group"
Futuremedia plc and its Subsidiaries, Holding Companies, parent undertakings and subsidiary undertakings and the Subsidiaries and subsidiary undertakings of its Holding Companies and parent undertakings from time to time and the expression "member of the Seller's Group" shall be construed accordingly;

"Seller's Solicitors"	DMH Stallard, Gainsborough House, Pegler Way, Crawley, West Sussex RH11 7FZ;

"Seller's Solicitors Account"	DMH Stallard Client Account, National Westminster Bank Plc, 8 Pavilion Buildings, Castle Square, Brighton, East Sussex BN1 1ES, Sort Code: 60 30 09, Account Number: 53447093;

"Shareholders Agreement"	the shareholders agreement related to the Purchaser in the Agreed Terms;

"Subsidiary" and "Holding Company"	have the meaning attributed to those terms in Section 736 of the Companies Act 1985;

"Taxation"
includes (without limitation) all taxes, duties, levies, imposts, withholdings, social security contributions, deductions or amounts in the nature of taxation, whenever and by whatever authority imposed and whether of the United Kingdom or elsewhere, together with all interest, fines, penalties and surcharges imposed pursuant to any legislation relating to taxation and which are incidental or relating thereto and "tax" and "taxes" shall be construed in like manner;

"Taxes Act"	the Income and Corporation Taxes Act 1988;

"Technical Information"
such of the following as are owned by the Seller on the Completion Date and used exclusively in connection with the Business: designs, patterns, layouts, layout styles, layout guidance, models, masters, maps, specifications, processes, operations sheets, instructions, data and databases (including data that is displayed on the websites at the Domain Names and on other websites of the Seller or the Seller's Group) and other technical data including know how (however recorded, whether in writing or otherwise);

"Third Parties"	as defined in clause 26.1;

“Third Party Software Licenses”
the benefit (subject to the burden) of all licenses used exclusively in the Business and granted to or enjoyed by the Seller and in existence on the Completion Date with respect to third party software;

"Trade Marks"	the registered and unregistered trade marks owned by the Seller and relating to the Business as set out in Schedule 2 Part 1;

"Transaction Documents"	this Agreement, the Disclosure Letter, assignment of Domain Names and the deed of assignment of Goodwill;

"Transferring Employees"	those employees of the Seller whose employment is to be transferred to the Purchaser, a list of whom appears in Schedule 7 Part 1;

“Transfer Event”	a Listing, Sale or a Disposal;

"Transfer Regulations"	the Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended or replaced;

"VAT"	value added tax as defined in VATA;

"VATA"	Value Added Tax Act 1994; and

"Warranties"	the warranties contained or referred to in clause 13 and in Schedule 1.

1.2
All references to statutes, statutory provisions, enactments, EU Directives or EU Regulations shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision, enactment, EU Directive or EU Regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of any party to another under this Agreement.

1.3
References to this Agreement include the recitals and Schedules which form part of this Agreement for all purposes. References in this Agreement to the parties, the recitals, Schedules and clauses are references respectively to the parties and their legal personal representatives, successors and permitted assigns, the recitals and Schedules to and clauses of this Agreement.

1.4	Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

1.5	Save where specifically required or indicated otherwise:

(a)
words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)
references to a person shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)
references to the word "include" or "including" (or any similar term) are not to be construed as implying any limitation and general words introduced by the word "other" (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)
references to any English statutory provision or legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or other legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English statutory provision or legal term or other legal concept, state of affairs or thing;

(e)	any reference to "writing" or "written" includes any method of reproducing words or text in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail;

(f)
references to "indemnify" and to "indemnifying" any person by reference to any matter, event or circumstance includes indemnifying and keeping that person indemnified against all losses from time to time made, suffered or incurred as a direct or indirect consequence of or which would not have arisen but for that matter, event or circumstance

(g)	references to "parent undertaking" and to "subsidiary undertaking" shall have the meanings ascribed to them in section 258 of the Companies Act 1985;

(h)
references to "sterling" or "£" or "pounds" are to the lawful currency of the United Kingdom as at the date of this Agreement. References to "Euro" or "€" are to the single currency of the European Union constituted by the Treaty on European Union; and

(i)	references to times of the day are to that time in London and references to a day are to a period of 24 hours running from midnight to midnight.

1.6
A document expressed to be "in the approved terms" means a document the terms of which have been approved by or on behalf of the parties to this Agreement and a copy of which has been signed or initialled for the purposes of identification by or on behalf of those parties (in each case with such amendments as may be agreed by or on behalf of the parties thereto).

1.7	The expressions "the Seller" and "the Purchaser" include their respective successors in title and the expressions "Seller's Group" and "Purchaser's Group" shall be construed accordingly.

2.	SALE OF ASSETS

2.1
Subject to the terms and conditions of this Agreement, the Seller shall sell with full title guarantee (except as relates to the Third Party Software Licenses which is sold without any title guarantee), and the Purchaser shall purchase, for the Consideration, the Business as a going concern and all of the Assets free from all Encumbrances except those Encumbrances disclosed in the Disclosure Material. The sale and purchase shall take effect from the Completion Date.

2.2	Nothing in this Agreement shall operate to transfer from the Seller to the Purchaser any of the Excluded Assets nor any other assets of the Seller except as specifically provided in this Agreement.

2.3	Subject to clause 8 the Seller hereby assigns to the Purchaser with effect from the Completion Date the Intellectual Property.

2.4	The parties hereby acknowledge that following documents are in Agreed Terms:

(a)	Lease;

(b)	Shareholders Agreement;

(c)	deed of adherence to Shareholders Agreement;

(d)	assignment of Goodwill; and

(e)	assignment of Domain Names.

3.	PAYMENT OF CONSIDERATION

3.1	The Purchaser shall deliver the Consideration plus any VAT thereon (where applicable), which shall be satisfied by the Purchaser:

(a)	making a transfer on the Exchange Date by payment by CHAPS to the Seller’s Solicitors Account of the Initial Cash Consideration.

(b)
making a transfer by payment by CHAPS to the Purchaser’s Solicitors Client Account of the Final Cash Consideration on the Completion Date, which funds Purchaser shall procure to be delivered by CHAPS payment to the Seller Solicitors Account as follows:

1. £___paid on 24 October 2008 plus any interest accrued; and

2. £___ paid on 2 January 2009 plus any interest accrued.

(c)	delivering on the Completion Date to the Seller duly issued share certificates for ___ Consideration Shares in the name of Futuremedia representing part of the Consideration Shares.

(d)	delivering on the Completion Date four share certificates representing __ Consideration Shares each (total __ shares) to the Purchaser’s Solicitors who shall hold such pursuant to this clause 3.1.

(e)
the Purchaser shall on or before 15 January 2009, deliver the Post Completion Revenue Statement to the Seller. If upon receipt of the Post Completion Revenue Statement the parties are unable to agree such within 10 business days of the Seller’s receipt, then the provisions of clause 5 shall govern resolution of the matter (substituting Post Completion Revenue Statement for Net Asset Statement). If the Seller agrees the Post Completion Revenue Statement or the Expert (defined in clause 5.2) determines such, the Consideration Shares shall be released within 2 business days of such agreement or determination in accordance with sub-clause (f) below.

(f)	the Purchaser shall procure that the Purchaser’s Solicitors shall deliver the Consideration Share certificates held pursuant to sub-clause (d) above to Futuremedia as follows:

____ Consideration Shares to be delivered if the Post Completion Revenue exceeds £___; and

___ Consideration Shares to be delivered if the Post Completion Revenue exceeds £___; and

____ Consideration Shares to be delivered if the Post Completion Revenue exceeds £____; and

___ Consideration Shares to be delivered if the Post Completion Revenue exceeds £___.

(g)
If all the above targets are met the aggregate number of Consideration Shares delivered will be ___.Futuremedia covenants to transfer the following Consideration Shares to the below stated individuals for £___ each provided, in each instance, such individual continues to be employed by the Purchaser’s Group two years from the Completion Date or is not employed at such time by reason of an unfair or wrongful dismissal or redundancy.

Name	Shares
Employee 1	___
Employee 2	___
Employee 3	___

(h)
Notwithstanding sub-clause (g) above, upon the occurrence of a Transfer Event, subject to 10 days prior written notice and payment of £1.00 in each instance, Futuremedia shall deliver to the Purchaser a duly executed stock transfer form and related share certificate in respect of each individual named in sub-clause (g) above.

3.2
The Consideration shall be allocated between the Assets as specified in Schedule 9 save that the allocation for Accounts Receiveable shall be adjusted per the Net Asset Statement and the allocation for Purchased Contracts shall be adjusted per the Post Completion Revenue Statement. The allocation specified in Schedule 9 shall be adopted by the parties for all purposes (including but not limited to Taxation). The Consideration is exclusive of any VAT chargeable thereon.

3.3	The Consideration Shares shall be issued as fully paid with all the rights to vote, dividend and liquidation preference as set forth in the Parent’s Articles.

3.4	The Seller’s Solicitors are authorised to receive and remit the Cash Consideration to Seller and delivery by the Purchaser shall be good and sufficient discharge of its obligations under clause 3.1.

3.5	In the event that there is a warranty claim the Purchaser may withhold payment of the Final Cash Consideration if:

(a)	the Purchaser and Seller agree to withhold the payment; or

(b)	the Purchaser has obtained judgment in respect of the warranty claim.

In the event that a warranty claim is the subject of litigation the Purchaser may withhold the Final Cash Consideration, to the extent of the claim only, and notwithstanding the order of the court the losing party will indemnify the other party in respect of all costs in relation to the litigation.

3.6
All payments of Consideration due hereunder will be made without deduction or withholding for or on account of any present or future taxation unless the Purchaser is required by law to deduct or withhold such taxation. In the event of any such deduction or withholding being made, payments shall be increased by such additional amounts as will result in the receipt of the amounts which would have been received in respect thereof but for such withholding or deduction.

4.	ADJUSTMENTS OF FINAL CASH CONSIDERATION

4.1	The Final Cash Consideration shall be adjusted as follows:

4.1.1 the amount, if any, by which the Net Assets (as reflected in the Net Asset Statement) are greater than £___ shall be paid by the Purchaser to the Seller’s Solicitors; and

4.1.2 if the Net Assets (as reflected in the Net Asset Statement) are less than negative £___ the Seller shall repay to the Purchaser the amount of the excess, any such repayment to be made to the Purchaser’s Solicitors.

4.1.3 if the Net Asset (as reflected in the Net Asset Statement) are between £___ and negative £___ no adjusting payment shall be made by virtue of clauses 4.1.1 and 4.1.2. Any payment or repayment to be made under clauses 4.1.1 and 4.1.2 shall be made within two business days of agreement on determination of the Net Asset Statement.

4.1.4 in addition, if the Liabilities (exclusive of deferred income) exceed the Accounts Receiveable (as those sums are reflected in the Net Asset Statement) then the Purchaser shall pay the difference up to £___ to the Seller’s Solicitors concurrent with the payment under sub-clause 4.1.3.

4.2
In consideration of the Seller’s undertaking in clause 9 to pay all Liabilities, the Purchaser hereby assigns all right, title and interest in the Accounts Receivable at the Completion Date to the Seller.

5.	NET ASSET STATEMENT

5.1	The Seller and Purchaser hereto shall agree the Net Asset Statement on the Completion Date.

5.2
If the Seller and Purchaser fail to agree the Net Asset Statement, either party may request that an independent firm of chartered accountants (who shall act as experts and not as arbitrators) (the “Expert”) be appointed to accept or amend and certify the Net Asset Statement. The Expert shall be appointed by the Seller and Purchaser jointly, or in default of agreement as to appointment within 2 days of one party notifying the other of their request, by the President for the time being of the Institute of Chartered Accountants in England and Wales (or any successor body) on the application of either party.

5.3
The Seller and Purchaser shall procure that the Expert shall render its decision within 15 days of its appointment. The Seller and Purchaser shall cooperate with the Expert and supply the Expert with such documentation and information as the Expert may request to permit the Expert to render a timely decision.

5.4
The Expert shall decide the apportionment of its charges between the Seller and the Purchaser but in the absence of such a decision each party shall pay one-half of such charges. If either the Seller or the Purchaser does not pay its due proportion of the charges payable within 10 working days of the date of demand, the other party shall be entitled to make the payment and the amount paid shall be a debt due from the party in default to the other party and shall be payable by the party in default with Interest from the date of expenditure until payment.

5.5
Agreement of the Net Assets Statement by the Seller and Purchaser, or the certificate of the independent firm of chartered accountants as the case may be, shall be final and binding upon the Seller and Purchaser except in the case of manifest error.

6.	CONDUCT OF BUSINESS

6.1
The Seller shall carry on the Business as a going concern, and in an efficient and business like manner from the Exchange Date to the Completion Date. During that period the Seller shall, except as otherwise agreed by the parties or as contemplated by the Transaction Documents:

(a)	not sell or dispose of any of the Assets or remove any physical assets from the Leasehold Property except for the sale of stock in the ordinary course of business,

(b)	use its reasonable commercial endeavours to maintain the trade, and trade connections, of the Business, and not by any action, omission, default or neglect knowingly damage or risk damage to them,

(c)	settle the debts incurred by it in the ordinary course of the Business including (without limitation) salaries, wages and other emoluments payable to the Employees,

(d)	not enter into any material contract or incur capital expenditure in excess of £2,500 except with the prior written consent of the Purchaser,

(e)	not grant, create or agree to grant or create any mortgage, charge, debenture or other encumbrance over or affecting any of the Assets,

(f)
not take on any new employee, terminate the employment of any of the Employees, or make any change in the terms and conditions of employment of the Employees without the prior written consent of the Purchaser or at its request, and

(g)	not permit any of its insurances to lapse or do or omit to do any thing that would make any policy of insurance void or voidable.

7.	COMPLETION

Completion shall take place (except as otherwise agreed in writing) on the Completion Date at the offices of the Seller's Solicitors when all, but not some only, of the following shall take place:

7.1	the Seller shall:

(a)	place the Purchaser in possession at the Leasehold Property of all of the Office Equipment, IT Equipment, Sales Documentation and Technical Information;

(b)	and if and to the extent the Purchaser may require delivery of the same, deliver to the Purchaser duly executed assignments in the approved terms of the Purchased Contracts;

(c)
place the Purchaser in possession of all the books of account, ledgers, payroll records, stock and asset records and other books and documents which relate exclusively to the Business (other than minute books relating to directors' and shareholders' meetings and statutory books) in whatever form and upon whatever media they may be recorded;

(d)
deliver to the Purchaser a certified copy of a resolution of the board of directors of the Seller approving the sale of the Assets and Business on the terms of this Agreement and authorising any one of its directors to execute this Agreement for and on behalf of the Seller;

(e)	duly deliver executed assignments in the Agreed Terms of the Goodwill and Domain Names;

(f)	deliver all of the Assets that are capable of passing by delivery;

(g)	deliver the Net Asset Statement; and

(h)	deliver an executed counterpart of the deed of adherence to the Shareholders Agreement signed by Futuremedia.

7.2	The Purchaser shall deliver or procure the delivery to the Seller:

(a)	duly executed counterparts of the documents referred to in clause 7.1(b), (e) and (f); and

(b)
a certified copy of a resolution of the board of directors of the Purchaser approving the purchase of the Assets and Business and the issuance of Consideration Shares on the terms of this Agreement and authorising any one of its directors to execute this Agreement for and on behalf of the Purchaser;

(c)	a duly executed by the Purchaser counterpart to the Lease; and

(d)	a counterpart to a deed of adherence to the Shareholders Agreement signed by all shareholders of the Parent save for Futuremedia.

7.3	Risk in and ownership of the Assets shall pass to the Purchaser on Completion.

7.4	The Purchaser shall take over the Business with effect from the Completion Date and shall assume responsibility for the management of the Business in all respects.

8.	PURCHASED CONTRACTS AND THIRD PARTY SOFTWARE LICENSES

8.1
The Purchaser agrees with the Seller with effect from the Completion Date to assume the obligations of and become entitled to the benefits of the Seller under the Purchased Contracts and the Third Party Software Licences. The Purchaser shall carry out, perform and complete all the obligations and liabilities created by or arising under the Purchased Contracts (except for any obligations or liabilities attributable to a breach arising before Completion on the part of the Seller or its employees, agents or sub-contractors) and Purchaser and Parent, jointly and severally shall indemnify the Seller and keep it fully indemnified against all liabilities, losses, actions, proceedings, costs, claims demands and expenses brought, made against or incurred by the Seller under the Purchased Contracts and the Third Party Software Licenses.

8.2
The Seller, with effect from the Completion Date, does hereby assign to the Purchaser or to the order of the Purchaser all the Purchased Contracts and the Third Party Software Licenses that are capable of assignment without the consent of other parties or any third party.

8.3
This agreement does not constitute an assignment in law or equity of any Purchased Contract or the Third Party Software Licenses that requires the consent of a third party before it can be assigned. The following provisions shall apply in respect of such Purchased Contracts and the Third Party Software Licenses:

(a)
The Seller shall at the Purchaser's request and subject to the Purchaser’s payment of the Seller’s costs, use reasonable endeavours with the co-operation of the Purchaser to procure any necessary novation or consent of the Purchased Contracts and the Third Party Software Licenses.

(b)
Unless and until any such Purchased Contract is novated or assigned with the necessary consent, the Seller shall subject to the Purchaser’s payment of the Seller’s costs hold the Purchased Contract in trust for the Purchaser and its successors in title to the Business absolutely, and the Purchaser shall (if sub-contracting is permissible and lawful under the Purchased Contract in question) at the Purchaser’s request and subject to the Purchaser’s payment of the Seller’s costs perform all the obligations of the Seller under the Purchased Contract as the Seller's sub-contractor subject to the Purchaser providing the Seller with resources necessary to comply with this sub-clause (b).

(c)
The Purchaser shall not be entitled to a reduction in the Consideration or to terminate or rescind this Agreement if any of the Purchased Contracts or Third Party Software Licenses can not be assigned or novated or if the Purchaser shall not obtain the benefit of one or more of the Purchased Contracts or Third Party Software Licenses.

(d)
If any of the Purchased Contracts is not novated or assigned, the Seller shall co-operate with the Purchaser in any reasonable arrangements designed to provide for the Purchaser the benefits under the Purchased Contract, including enforcement, at the request and cost of the Purchaser, of any and all rights of the Seller against the other party to the contract arising out of any cancellation by such other party or otherwise

(e)	References to costs in this clause 3 shall exclude costs related to management’s time.

8.4
If any Purchased Contract or Third Party Software License to which the provisions of clause 8.3 apply is not novated or any necessary consent is refused or otherwise not obtained on terms reasonably satisfactory to the Purchaser within 9 months of the Completion Date either the Purchaser or the Seller shall be entitled at its sole discretion to terminate that Purchased Contract and, if the Purchaser makes such election, the Seller undertakes to serve proper notice to terminate that Purchased Contract within 5 business days of receipt of notice to that effect from the Purchaser. The Purchaser and Parent, jointly and severally, hereby agree that they will indemnify the Seller for any and all costs and expenses, including but not limited to early termination charges, incurred by the Seller or any member of the Seller's Group in connection with the early termination of any Purchased Contracts or Purchasers use of any Third Party Software License in accordance with this paragraph 8.

8.5
To the extent that any payment is made to the Seller and Futuremedia in respect of the Purchased Contracts on or after the Completion Date, the Seller and Futuremedia shall receive the same as trustee, shall record such payment separately in its books and shall account to the Purchaser for the payment within 7 business days of receipt.

9.	THE LIABILITIES

9.1
The Seller shall remain solely responsible for the discharge of all the Liabilities (save as otherwise expressly provided in this agreement) and shall indemnify the Purchaser fully at all times from and against any and all claims, actions, proceedings, demands, liabilities, costs and expenses in connection with any of the Liabilities.

9.2
The Seller shall be responsible for, and shall indemnify the Purchaser against, any and all claims, actions, proceedings, demands, liabilities, costs and expenses arising after the Completion Date in respect of any services supplied by the Seller before the Completion Date which arise as a result of any act, omission or default of the Seller or its employees, agents or sub-contractors occurring before the Completion Date.

10.	EMPLOYEES

The provisions of Schedule 7 Part 2 shall have effect.

11.	PENSIONS

The provisions of Schedule 6 shall have effect.

12.	SELLER’S WARRANTIES

12.1
The Seller warrants to the Purchaser that each of the statements set out in Schedule 1 is at the date hereof true and not misleading. Futuremedia warrants to the Purchaser that the statements set out in Schedule 1 paragraphs 1.1, 1.2 and 1.3 at the date hereof are true and not misleading.

12.2
The Warranties are given subject to matters disclosed or referred to in the Disclosure Letter and any matter provided for in this Agreement or the documents referred to in clause 7.1. Any matters disclosed against one of the statements set out in Schedule 1 shall be deemed to be disclosed also against every other statement set out in Schedule 1.

12.3
Warranties given so far as the Seller is aware (or on a similar basis) are deemed to be given to the best of the knowledge, information and belief of Andrea Miles, Liz Mcowat and George O’Leary after they have made reasonable enquiries.

12.4	The liability of the Seller in respect of any claims under the statements set out in Schedule 1 shall be limited and qualified as set out in Schedule 10.

13.	PURCHASER’S WARRANTIES

The Purchaser and Parent warrant to the Seller that each of the statements set out below in this clause 13 is at the date hereof true and not misleading:

(a)
the Purchaser and the Parent have been duly incorporated and are validly existing and, so far as the Purchaser and the Parent are aware, no order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of, or for an administration order in respect of, the Purchaser and Parent and no distress, execution or other process has been levied on any of their assets. The Purchaser and Parent are not insolvent or unable to pay their debts for the purposes of Section 123 of the Insolvency Act 1986 (or similar legislation applicable to the business and assets of the Purchaser);

(b)
the Purchaser and Parent have all the requisite corporate power to execute, deliver and perform the Transaction Documents and have taken all necessary corporate or other action to authorise the execution, delivery and performance hereof. The Transaction Documents constitute legal, valid and binding obligations of the Purchaser and Parent enforceable in accordance with their terms;

(c)	there are no Encumbrances against the Consideration Shares;

(d)
that Purchaser and Parent (being any of its officers or directors) are not aware as at the date of this Agreement of any fact or matter which might entitle the Purchaser to make a claim or take any action against the Seller under this agreement or any of the transactions contemplated by this agreement.

(e)	the Shareholders Agreement is the only agreement of its kind binding upon all shareholders of the Parent and the Shareholder Agreement is in full force and effect on this date.

14.	RESTRICTION ON ANNOUNCEMENTS

The parties to this Agreement undertake they will not (save as required by law or by any securities exchange or any supervisory, regulatory or governmental body to whose rules any party to this Agreement is subject) make any announcement in connection with this Agreement unless the other parties shall have given their respective consents to such announcement (which consents may not be unreasonably withheld or delayed).

15.	CONFIDENTIALITY OF INFORMATION RECEIVED BY THE PURCHASER

15.1
Without prejudice to any accrued rights under the Confidentiality Agreement, the Purchaser and Parent undertake with the Seller and Futuremedia that they shall treat as strictly confidential all information received or obtained by them or their employees, agents or advisers as a result of entering into or performing this Agreement relating to the business or affairs of the Seller or any member of the Seller's Group and subject to the provisions of clause 15.2 that they will not at any time hereafter make use of or disclose or divulge to any person any such information and shall use its best endeavours to prevent the publication or disclosure of any such information.

15.2
The restrictions contained in clause 15.1 shall not apply to any information (i) relating exclusively to the Business or (ii) so as to prevent the Purchaser from making any disclosure required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which the Purchaser is subject or from making any disclosure to any professional adviser for the purposes of obtaining advice (subject to clause 14 and provided always that the provisions of this clause 15 shall apply to and the Purchaser shall procure that they apply to and are observed in relation to, the use or disclosure by such professional adviser of the information provided to him) nor shall the restrictions apply in respect of any information which comes into the public domain otherwise than by a breach of this clause 15 by the Purchaser.

16.	VALUE ADDED TAX

16.1	References in this clause 16 to "Sections" and "Schedules" are to Sections of and Schedules to the VATA.

16.2
The Purchaser warrants to the Seller that the Purchaser is a taxable person within the meaning of Section 3 with registration number 809595000 and that the Purchaser intends to use the Assets after Completion in carrying on the same kind of business as that carried on by the Seller prior to Completion.

16.3
The Seller and the Purchaser agree that the sale of the Assets described in this Agreement constitutes the transfer of a business as a going concern, and shall use all reasonable endeavours to procure that the provisions of Section 49 and article 5 of the Value Added Tax (Special Provisions) Order 1995 (SI/1995/1268) (“Order”) apply to the sale and purchase of the Assets under this Agreement such that the sale of the Assets fails to be treated as either a supply of goods or a supply of services for VAT purposes and that no VAT shall be chargeable in respect thereof.

16.4
If, not withstanding clause 16.3, HM Revenue and Customs determine in writing that VAT is chargeable in respect of the sale of any of the Assets under this Agreement, the Seller shall forthwith provide to the Purchaser a copy of such written determination, together with a valid VAT invoice complete in all respects in relation to any VAT chargeable. The VAT so chargeable shall be paid by the Purchaser to the Seller on the earlier of two business days after the receipt by the Purchaser of credit or repayment from HM Revenue and Customs in respect of such VAT and two business days prior to the date on which the Seller is liable to account for the same to HM Revenue and Customs.

16.5
The Seller shall make a request pursuant to Section 49 for a direction from HM Revenue and Customs that the Seller may retain the records referred to in section 49(1)(b) so far as they relate to the carrying on of the Business prior to Completion. If such direction is given, the Seller shall preserve such records in good order and in such manner and for such period as shall be required by law and shall grant the Purchaser reasonable access during business hours for the purposes of inspecting and copying (at the Purchaser's own expense) such records. If such direction is not given, the Seller shall deliver such records to the Purchaser as soon as possible after Completion and the Purchaser shall preserve such records in good order and in such manner and for such period as shall be required by law and shall grant the Seller reasonable access during business hours for the purposes of inspecting and copying (at the Seller's own expense) such records.

16.6
The Purchaser and Parent jointly and severally shall indemnify and keep indemnified the Seller against any liability of the Seller in respect of penalties, interest or surcharges relating to VAT to the extent that such penalties, interest or surcharges are attributable to any supply made by the Seller under this Agreement. In the event that any payment made by the Purchaser under this sub-clause is chargeable to Taxation in the hands of the Seller (or would be so chargeable on the assumption that the Seller has taxable profits and no available reliefs), the amount payable under this sub-clause shall be increased so that the amount received and retained by the Seller after Taxation is equal to the amount the Seller would have received and retained had such payment not been chargeable to Taxation.

16.7	The Purchaser hereby notifies the Seller that paragraph 5(2B) of the Order does not apply to the Purchaser or any member of the Purchaser's VAT group.

17.	POST COMPLETION OBLIGATIONS

17.1
After the Completion Date, the Purchaser shall, and shall procure that all other members of the Purchaser's Group shall, afford to the Seller and all other members of the Seller's Group and their respective representatives reasonable access, during normal business hours, to the books and records of the Business as carried on by the Seller prior to the Completion Date to the extent that the same are delivered at Completion and insofar as they relate to events, acts or omissions prior to and including the Completion Date (and shall permit such persons to examine and copy such books and records to the extent reasonably requested by such party) and shall cause the directors, officers and employees of the Purchaser or other members of the Purchaser's Group to furnish all information requested by the Seller in connection with financial, reporting and tax matters (including financial and tax audits and tax contests) and for other similar business purposes. The Purchaser shall procure that all such books and records are maintained in the country in which such books and records were located prior to Completion and, until after the fifth anniversary of the Completion Date, shall not destroy or dispose of any such books and records without the prior written consent of the Seller, such consent not to be unreasonably withheld or delayed; provided, however, that if the Seller does not, upon receipt of a notice indicating an intention to destroy such books and records, consent thereto, the Purchaser (or its successors) may deliver them to the Seller at the Seller's expense.

17.2
After the Completion Date, the Seller shall, and shall procure that all other members of the Seller's Group shall, afford to the Purchaser and its representatives reasonable access, during normal business hours, to the books and records of the Seller as may be reasonably necessary (i) to confirm the accuracy of the statement drawn up under clause 5 and (ii) in connection with the carrying on of the Business after the Completion Date insofar as such books and records relate to the carrying on of the Business prior to the Completion Date.

17.3
The Purchaser shall carry on the Business after Completion for the period 1 October 2008 to 31 December 2008 as a going concern and in an efficient and business like manner and use reasonable commercial endeavours to maintain trade and trade connections of the Business.

17.4
In the event the Condition is not satisfied at Completion, the Seller will grant the Purchaser a license to occupy the Leasehold Property provided that the Purchaser executes the Lease (or any lease in terms substantially similar to the Lease) upon satisfaction of the Condition.

17.5
Futuremedia irrevocably and unconditionally guarantees to the Purchaser, as primary obligor, full prompt and complete performance by the Seller of all its obligations contained in clause 12 and the payment of all sums due from time to time to the Purchaser by virtue of any provision of this agreement or in consequence of any breach of any such provision. For so long as any sum remains due , Futuremedia must pay the sum to the Purchaser on demand and make good to the Purchaser all loss, damage, costs and expenses arising, or incurred by the Purchaser, in connection with the Seller’s failure to pay the sum. This guarantee is a continuing guarantee and shall remain in full force and effect so long as any sums remain due by the Seller to the Purchaser or any of the obligations of the Seller under clause 12 have yet to be fully satisfied.

17.6
The Parent irrevocably and unconditionally guarantees to the Seller, as primary obligor, full prompt and complete performance by the Purchaser of all its obligations contained in clause 3.1, 4, and 16 and the payment of all sums due from time to time to the Seller by virtue of any provision of this agreement or in consequence of any breach of any such provisions. For so long as any sum remains due or any obligation or provision remains to be performed or observed, the Parent must pay the sum to the Seller on demand and make good to the Seller all loss, damage, costs and expenses arising, or incurred by Seller, in connection with the Purchaser’s failure to pay the sum or to perform or observe the obligation or provision. This guarantee is a continuing guarantee and shall remain in full force and effect so long as any sums remain due by the Purchaser to the Seller or any of the obligations of the Purchaser under this agreement have yet to be fully performed or satisfied.

18.	RESTRICTIONS ON THE SELLER

18.1	The Seller and Futuremedia undertake to procure that they and no member of the Seller's Group will either on their own account or in conjunction with others and whether directly or indirectly:

(a)
for a period of 3 years from Completion establish, develop, carry on or assist in carrying on, be engaged, concerned, interested or employed in, or provide technical commercial or professional advice to any other business, enterprise or venture supplying goods or services competitive with the Business at Completion;

(b)
for a period of 3 years from Completion solicit, canvass or entice away (or endeavour to solicit, canvass or entice away) from the Business or the Purchaser the custom of any person, firm or company who was at any time during the period of 12 months immediately preceding Completion a client or customer of the Business, or in the habit of dealing with the Seller in relation to the Business, for the purpose of offering to that client or customer goods or services similar to or materially competing with those of the Business;

(c)
for a period of 3 years from Completion deal or contract with any person, firm or company who was at any time during the period of 12 months immediately preceding Completion a client or customer of the Business or in the habit of dealing with the the Seller in relation to the Business for the purpose of offering to that person, firm or company goods or services similar to or materially competing with those of the Business;

(d)
for a period of 3 years from Completion solicit, canvass or entice away (or endeavour to solicit, canvass or entice away) any of the Employees employed in a managerial, supervisory, technical, sales or administrative capacity from the Purchaser or any of its subsidiaries for the purposes of employment by the Seller or a member of the Seller's Group in an enterprise or venture materially competing with the Business, whether or not the employee would commit a breach of contract by reason of leaving service. Nothing in this sub-clause (d) shall prevent Seller from hiring any person (including a person referenced in this sub-clause (d) above) stemming from an unsolicited approach from such person.

(e)	for a period of 3 years from Completion disclose any know-how to any person or use it for any purpose and will use reasonable endeavors to prevent the publication or disclosure of any know-how; and.

(f)
at any time after Completion carry on business or trade under a name suggesting any connection with the Business or the Purchaser save that the Seller shall have the right to use the “futuremedia” name in conjunction with any business other than the Business.

18.2
The Seller and Futuremedia shall procure that notwithstanding that any subsidiary of the Seller at the date of this agreement ceases to be a part of the Seller's Group, every covenant set out in clause 18.1 shall nonetheless be binding upon the subsidiary after it has left the Seller's Group.

18.3
Each covenant contained in clause 18.1 shall be construed as a separate covenant, and if one or more of the covenants is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade the remaining covenants shall continue to bind the Seller and Futuremedia.

18.4
If any covenant contained in clause 18.1 would be void as drawn but would be valid if the period of application were reduced or if some part of the covenant were deleted, the covenant in question shall apply with such modification as may be necessary to make it valid and effective.

18.5
The Seller shall promptly refer to the Purchaser all enquiries relating to the Business the Seller may in future receive, including enquiries or orders for any stocks, spare parts, accessories and other equipment manufactured or sold in connection with the Business, and assign to the Purchaser (so far as the Seller is able) all orders relating to the Business.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts and each such counterpart shall constitute an original of this Agreement but all of which together constitute one and the same instrument. This Agreement shall not be effective until each party has executed at least one counterpart.

20.	FURTHER ASSURANCE

The parties agree (at their own cost) to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other parties to this Agreement may reasonably require, whether on or after the Exchange Date, to implement and/or give effect to this Agreement and the transactions contemplated by this Agreement and for the purpose of completion of this Agreement and vesting in the Purchaser the full benefit of the assets, rights and benefits to be transferred to the Purchaser under or pursuant to this agreement including, without limitation, the legal and beneficial ownership of the Assets.

21.	VARIATION, WAIVER AND CONSENT

21.1
No variation or waiver of any provision or condition of this Agreement shall be effective unless it is in writing and signed by or on behalf of all the parties (or, in the case of a waiver, by or on behalf of the party waiving compliance).

21.2
Unless expressly agreed, no variation or waiver of any provision or condition of this Agreement shall constitute a general variation or waiver of any provision or condition of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

21.3	Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting party and then only in the instance and for the purpose for which it was given.

22.	ENTIRE AGREEMENT

22.1
The Transaction Documents together constitute the whole and only agreement between the parties in relation to the sale and purchase of the Business and supersede any previous agreement (whether written or oral) between the parties in relation to the subject matter of any such document.

22.2
Each party acknowledges that, in entering into the Transaction Documents, it does not rely on any statement, representation, assurance or warranty of any person (whether a party to this agreement or not) other than as expressly set out in those documents.

22.3
Each party agrees that the only right and remedy available to it arising out of or in connection with any breach of the Transaction Documents shall be for monetary damages for breach of contract. Neither party shall have any unilateral right to rescind this Agreement under any circumstance.

22.4	Nothing in this clause shall limit or exclude any liability for fraud.

23.	DEFAULT INTEREST

23.1
If any party which is required to pay any sum under this Agreement fails to pay any sum payable by it under this Agreement on the due date for payment (the "Defaulting Party"), it shall pay interest on such sum for the period from and including the due date up to the date of actual payment (after as well as before judgement) in accordance with this clause.

23.2	The Defaulting Party shall pay interest at the Interest Rate.

23.3
Interest under this clause 23 shall accrue on the basis of the actual number of days elapsed and a 365-day year and shall be paid by the Defaulting Party on demand. Unpaid interest shall compound monthly.

24.	NOTICES

24.1
Save as otherwise provided in this Agreement, any notice, demand or other communication ("Notice") to be given by any party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. Any Notice shall be served by sending it by fax to the number set out in clause 24.2, or delivering it by hand to the address set out in clause 24.2 and in each case marked for the attention of the relevant party set out in clause 24.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 24). Any Notice so served by fax or hand shall be deemed to have been duly given or made as follows:

(a)	if sent by fax, at the time of transmission; or

(b)	in the case of delivery by hand, when delivered;

provided that in each case where delivery by fax or by hand occurs after 6pm on a business day or on a day which is not a business day, service shall be deemed to occur at 9am on the next following business day.

References to time in this clause are to local time in the country of the addressee.

24.2	The addresses and fax numbers of the parties for the purpose of clause 24.1 are as follows:

(a)	Seller/Futuremedia	Futuremedia plc
	Address:	Nile House
Nile Street
Brighton, East Sussex
BN1 1HW

	Fax:	+44(0)1273 829702

	For the attention of:	Company Secretary

(b)	Purchaser/Parent	Edvantage Group AS
	Address:	Bygdøy, Allé 23, 0262 Oslo

Fax:

	For the attention of:	Oivind Falch
24.3
A party may notify all other parties to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 24, provided that such notice shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five business days after the date on which notice is given, the date following five business days after notice of any change has been given.

24.4
In proving service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered to the address shown thereon or that the facsimile transmission was made and a facsimile confirmation report was received, as the case may be.

25.	COSTS

Subject to any clauses entitling any party to recover its costs from any other party if particular conditions are not fulfilled, each of the parties shall be responsible for its own legal, accountancy and other costs, charges and expenses incurred in connection with the negotiation, preparation and implementation of this Agreement and any other Transaction Document.

26.	RIGHTS OF THIRD PARTIES

26.1
Subject to the remaining provisions of this clause 26, any other member of the Seller's Group or any other member of the Purchaser’s Group ("Third Parties") may enforce the terms and accordingly shall have the benefit of those provisions in this agreement (including without limitation the provisions of clause 8.1 and paragraph 4 of Schedule 7 Part 2) which are, or are stated to be, for their benefit subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

26.2	The parties may by agreement terminate, rescind or vary the terms of this Agreement (including this clause 26) at any time and in any way without the prior consent of or notice to any Third Party.

26.3	The individuals whose names appear in clause 3.1(g) may enforce their rights against Futuremedia.

26.4
Except as provided in this clause 26, the parties do not intend that any term of this Agreement shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Agreement.

27.	TIME OF THE ESSENCE

Time shall not be of the essence of this Agreement, either as regards times, dates and periods specified in this Agreement or as regards any times, dates or periods that may by agreement between the parties be substituted for any of them unless:

27.1	time is expressly stated to be of the essence in relation to that obligation; or

27.2
one party fails to perform an obligation by the time specified in this Agreement and the other parties serve a notice on the defaulting party requiring it to perform the obligation by a specified time and stating that time is of the essence in relation to that obligation.

28.	CONTINUING EFFECT

Each provision of this Agreement shall continue in full force and effect after the Completion Date, except to the extent that a provision has been fully performed on or before the Completion Date.

29.	SEVERABILITY

Subject to clauses 18.3 and 18.4, if any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this agreement. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

30.	ASSIGNMENT

30.1	Subject to clause 30.2, no party shall be entitled to assign the benefit or burden of any provision of this Agreement without the prior written consent of each other party.

30.2
All or any of the Seller's rights (but not any burden) under this Agreement (including, without limitation, in respect of the Warranties) may (notwithstanding any other provisions contained in this agreement) be assigned or transferred by the Seller to, or made the subject of a trust created in favour of:

(a)	any other member of the Seller's Group (or by any such member to or in favour of any other member of the Seller's Group); and/or

(b)	any person by way of security for borrowings of the Seller's Group.

30.3
All or any of the Purchaser's rights (but not any burden) under this Agreement (including, without limitation, in respect of the Warranties) may (notwithstanding any other provisions contained in this agreement) be assigned or transferred by the Purchaser to, or made the subject of a trust created in favour of:

(a)	any other member of the Purchaser's Group (or by any such member to or in favour of any other member of the Purchaser's Group); and/or

(b)	any person by way of security for borrowings of the Purchaser's Group.

31.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

31.1	The construction, validity and performance of this Agreement shall be governed by the laws of England and Wales.

31.2
The parties to this Agreement irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction over any claim or matter arising under or in connection with this agreement and that accordingly any proceedings in respect of any such claim or matter shall be brought in such court.

The parties have shown their acceptance of the terms of this Agreement by executing it at the end of the schedules.

SCHEDULE 1

Warranties

1	Warranties as to the Seller

1.1
The Seller is a company duly incorporated and existing under the laws of England authorised to do business in England and Wales and has all requisite corporate power and authority to enter into and complete this agreement without obtaining the consent of any third party.

1.2
Compliance with the terms of this agreement and any document entered into by the Seller in accordance with it does not and will not conflict with or result in a breach of any of the provisions of the Seller's memorandum or articles of association or any agreement or other obligation made or given by the Seller, save for the Purchased Contracts.

1.3
Neither the Seller nor the Seller’s Group have any interest directly or indirectly in any company or business other than the Business which is or is likely to be or become competitive with the Business.

2	Warranty as to the Management Accounts

The Management Accounts show a fair view of the profits, losses, all assets and liabilities of the Business at the relevant balance sheet date.

3	Warranties as to the Seller's books and records

3.1
All of the Seller's accounts, books, ledgers, financial and other records of every kind relating to the Business have been fully and accurately maintained in accordance with generally accepted accounting practices and standards. There are no material inaccuracies or discrepancies of any kind contained or reflected in any of them and in each instance they give and reflect a true and fair view, with respect to the information contained therein, of the financial, contractual and trading position of the Seller in relation to the Business.

3.2
Without limiting paragraph 4.1, all proper records have been kept and all proper returns and payments made as required by law for the purposes of the enactments relating to VAT in connection with the Business.

4	Warranties as to conduct of the business since the Accounting Date

Since the Accounting Date:

4.1
the Business has been carried on in the ordinary and usual course, without entering into any transaction, assuming any liability or making any payment not provided for in the Accounts or the Management Accounts which is not in the ordinary course of the Business, and without interruption or alteration in the nature, scope or manner of the Business,

4.2	the Seller has not entered into or agreed to enter into any capital commitments in excess of £1,000 in relation to the Business,

4.3	there has been no material deterioration in the financial position or prospects or turnover of the Business or in the value of the Assets,

4.4	there has been no disposal of the Assets other than trading stock in the ordinary course of trading,

4.5	there has been no unusual increase in any stocks or work-in-progress, no fixed assets or stocks of the Business have been written up or revalued, nor will they be before the date of Completion, and

4.6	the Seller has not knowingly done or omitted to do anything that might prejudicially affect the Goodwill or the know-how.

5	Warranties as to consequence of acquisition of the business by the Purchaser

5.1	The acquisition of the Business or the Assets by the Purchaser, or compliance with the terms of this agreement will not, except as relates to the Purchased Contracts:

5.1 .1
so far as the Seller is aware cause the Business to lose the benefit of any right or privilege it presently enjoys or cause any person who normally does business with the Business not to continue to do so on the same basis as previously;

5.1.2
relieve any person of any obligation to the Business or the Seller in respect of the Business, whether contractual or otherwise, or enable any person to determine any such obligation or any right or benefit enjoyed by the Business or to exercise any right whether under an agreement with the Business or otherwise in respect of it;

5.1.3	give rise to or cause to become exercisable any right of pre-emption relating to the Business or any of the Assets;

5.1.4	result in a breach of or constitute a default under:

(a)	the terms, conditions or provisions of any agreement, understanding, arrangement or instrument; or

(b)	any order, judgment or decree of any court or government agency to which the Seller is a party or by which the Seller is bound in relation to the Business; and

5.1.5	result in the repayment of any loans granted to the Seller in relation to the Business or any Asset.

5.2
Except as relates to the Purchased Contracts, to the best of the knowledge and belief of the Seller the relationship of the Business with clients, customers, suppliers and employees will not be adversely affected by the execution, completion, or implementation of this agreement.

6	Warranties as to the Assets

6.1
The Seller has good and marketable title to all the Assets and, except as set out in the Disclosure Letter, owns all the Assets absolutely free from and not subject to any agreement, or commitment to give or create any mortgage, charge, lien, option, bill of sale, leasing agreement, hire purchase agreement, credit sale or conditional sale agreement or any other encumbrance or claim of any kind (excepting only liens arising in the ordinary course of trading or Encumbrances arising under the Third Party Software Licenses, and in particular no stocks are subject to any reservation of title in favour of any third party or are purchased generally on terms that ownership does not pass to the Seller until full payment is made to the supplier.

6.2	Those of the Assets capable of passing by delivery are all situated at the Leasehold Property.

6.3	The work-in-progress is at its normal level having regard to current orders and to orders reasonably anticipated from customers of the Business.

6.4
The Assets comprise all assets now used in the Business. No asset is shared by the Business with any other person and the Business does not depend for its business upon any assets, facilities or services owned or supplied by any member of the Seller's Group.

6.5
All documents that in any way affect the right, title or interest of the Seller in or to any of the Assets on which stamp duty or stamp duty land tax was payable were either duly stamped within the requisite period for stamping or the necessary returns made with the correct amount of duty.

6.6	Schedules 3 Part 1 and Schedule 3 Part 2 contain full and accurate details of the Office Equipment and the IT Equipment respectively.

6.7	The Fixtures and Fittings, Office Equipment and the IT Equipment do not contravene any requirement or restriction having the force of law and are operating to a satisfactory level.

6.8
The capital goods scheme as contained in the Value Added Tax Regulations 1995 regulations 112 to 116 applies only to the assets and properties specified in the Disclosure Letter and to no other assets of the Business. In the case of every asset or property to which the scheme applies the Disclosure Letter correctly states the period of adjustment within the meaning of regulation 114, the date of commencement of the first interval within the meaning of regulation 114, the total input tax on the capital item within the meaning of regulation 115, and the extent to which the capital item was used in making taxable supplies in the first interval applicable to it.

7.	Warranties as to Purchased Contracts

7.1	The Seller is not in relation to the Business and/or the Assets a party to or subject to any Purchased Contract which

7.1.1
is for the supply of goods and/or services by or to the Seller on terms under which future discounts, price reductions or other financial incentives are given by or to the Seller dependent on the level of purchases or any other factor,

7.1.2	is not on arm's length terms or is in any way other than in the ordinary and proper course of the Business,

7.1.3	is known by the Seller to have been likely to result in a loss to the Seller on completion of performance if the Seller had not sold the Business pursuant to this agreement,

7.1.4	involves or is likely to involve obligations, restrictions, expenditure or receipts of an unusual, onerous or exceptional nature and not in the ordinary course of the Business, or

7.1.5	will require the Purchaser to pay any commission finder's fees, royalty or similar payment.

7.2
Copies of all the Purchased Contracts have been delivered to the Purchaser, including all the terms and conditions of, and variations and waivers to, each of the Purchased Contracts, howsoever incorporated.

8	Warranty as to defaults

Neither the Seller nor any other party to any agreement or arrangement to which the Seller is a party (including the Purchased Contracts) is in default under such agreement or arrangement being a default that would be material in the context of the financial or trading position of the Business or in the context of its assets, nor has any threat or claim of any such default been made by or notified to the Seller nor, as far as the Seller is aware, are there any circumstances likely to give rise to such a default.

9	Warranty as to powers of attorney

No powers of attorney given by the Seller in connection with the conduct of the Business are in force. No person is entitled or authorised, as agent or otherwise, to enter into any contract, commitment or obligation on behalf of the Business not in the ordinary course of the Business.

10	Warranties as to existing suppliers and customers

10.1
Other than the Purchased Contracts, there are no contracts, agreements, commitments, arrangements or undertakings with customers or clients, whether conditional or unconditional, whether legally binding or not, relating to the Business that are material in relation to the Business.

10.3
During the 12 months ending on Completion as far as the Seller is aware there has been no substantial change in the bases or terms on which any person is prepared to enter into contracts or do business with the Seller in respect of the Business (apart from normal price changes).

10.4
No customer who accounted for 5% or more of the sales income relating to the Business during the 12 months preceding Completion has ceased trading with the Seller in relation to the Business or indicated to the Seller an intention to do so.

10.5
Neither more than 15% of the aggregate amount of all the purchases nor more than 15% of the aggregate amount of all the sales of the Business are obtained or made from or to the same supplier or customer (including any person in any way connected with a supplier or customer), and, as far as the Seller is aware, no material source of supply to the Business or any material outlet for the sales of the Business is in jeopardy or likely to be in jeopardy.

11	Warranties as to the Intellectual Property Rights

11.1
The Seller is the absolute beneficial owner, registered proprietor or licensee of the Intellectual Property Rights, and there are no subsisting licences or other agreements under which the Seller has granted to any third party any rights or interest in connection with the Intellectual Property Rights or any rights to any know-how or confidential information relating to the Business.

11.2
The Business has sufficient intellectual property rights in the Intellectual Property Rights in order to operate the Business as conducted by the Seller, and the operations of the Business do not infringe and are not likely to infringe any patent or other rights of any kind vested in any other party or give rise to the payment of any royalty or similar sum or involve the use of any confidential information of any other party.

11.3
The Seller owns the copyright in the designs of all its Sales Documentation and so far as the Seller is aware none of them infringe any right of any other person or involve the unlicensed use of confidential information disclosed to the Seller by any person.

11.4
To the best of the Seller's knowledge, information and belief there has been no infringement of the Intellectual Property Rights at any time during the period of 18 months before the date of this agreement.

11.5	To the best of the Seller's knowledge, there is no actual or prospective challenge to the validity of the Intellectual Property Rights

12	Warranty as to business name(s)

The Seller uses only the following names in connection with the Business: aktivna, futuremedia learning, profiles, icommunity ask the expert and ebc.

13	Warranty as to disclosure of trade secrets

As far as the Seller is aware, the Seller has not disclosed any of its trade secrets and confidential information relating to the Business to any person other than the Purchaser, or permitted, undertaken or arranged such disclosure.

14	Warranties as to litigation

14.1
The Seller is not engaged in any litigation, arbitration, prosecution or other legal proceedings in connection with the Business, and in particular with any substantial customer or customers of the Business, and, as far as the Seller is aware, there are no facts likely to give rise to any legal proceedings. The Seller has not been a party to any undertaking or assurance given to any court or government agency relating to the Business and/or its Assets which is still in force.

14.2
There has not been any exercise or purported exercise of, or claim for, any charge, lien, encumbrance or equity over any of the Assets, and, as far as the Seller is aware, there is no dispute directly or indirectly relating to any of the Assets.

15	Warranties as to the Employees

15.1
The details set out in Schedule 7 Part 3 are true and accurate at the date hereof and will remain true and accurate at Completion and the Seller will be permitted to give written notification of any change by amending the Disclosure letter on or before Completion. The Seller is not under any legal or moral commitment to change or vary any of these details and will not enter into any such commitment before Completion. The information contained in Schedule 7 is true and correct in all respects and, except as set out in the Due Diligence Data no other persons are employed by the Seller in connection with the Business at the Exchange Date. There are no stock option or other schemes either in operation or proposed whereby any of the Employees is or is to be entitled to any shares or to any commission or remuneration of any sort calculated by reference to the turnover, profit or sales of the Seller.

15.2	All accrued holiday pay due to any of the Employees up to the date of Completion is set out in Schedule 7 or the Disclosure Letter.

15.3	No liability has been incurred by the Seller that has not yet been discharged for:

15.3.1	breach of any contract of service or employment,

15.3.2	redundancy payments (including protective awards),

15.3.3	damages or compensation for wrongful dismissal, unfair dismissal or any form of discrimination or otherwise,

15.3.4	failure to comply with any order for reinstatement or re-engagement of any employee engaged in connection with the Business, or

15.3.5
actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former director or employee of the Seller employed in connection with the Business.

15.4	All of the Employees, and all other workers involved in the Business in any way, are legally entitled to be in and work in the United Kingdom.

15.5	The Seller has in relation to each Employee complied in all material respects with:

15.5.1
all obligations imposed on it by all statutes, regulations and codes of conduct and practice relevant to the relations between it and any employee or trade union, including without limitation the Working Time Regulations 1998 and any obligations under the Environmental Laws,

15.5.2
all collective agreements, customs and practices for the time being dealing with relations between the Seller and any employee or trade union or the terms and conditions of service of any of the Employees, and

15.5.3	all relevant orders, declarations and awards made under any relevant statute, regulation or code of conduct and practice affecting the conditions of service of any of the Employees.

15.6
There are no contracts of employment or consultancy agreements in existence between the Seller and any of the Employees that cannot be terminated by 3 months' notice or less, or where not reduced to writing by reasonable notice, without giving rise to any claim for damages or compensation other than a statutory redundancy payment or statutory compensation for unfair dismissal. The Seller has not given nor received notice to terminate the contract of employment of any of the Employees or any other person employed in the Business that expires on or after the date of Completion.

15.7	The Seller has not offered a contract of employment or for services to any person not named as one of the Employees, and will not do so before Completion.

16	Warranties as to pensions

16.1
Apart from the provision made by the Pension Scheme, there are no retirement, death or disability benefit schemes for employees in existence, or obligations to employees relating to retirement, death or disability under which the Seller’s Group is or may become liable to make payments, nor has any proposal been announced or moral commitment given to establish any, and no pension, retirement or sickness gratuity is currently being paid or has been promised by the Seller’s Group to or in relation to any employee.

16.2	All contributions which have become payable by the Seller’s Group under the Pension Scheme have been paid.

16.3
Copies of all explanatory booklets, announcements and other communications to employees relating to the Pension Scheme have been delivered to the Purchaser. The Seller’s Group has no obligation under the Pension Scheme in respect of any employee other than under the documents referred to in this paragraph 15.3.

16.4	All requirements and obligations of the Seller’s Group under the Pension Scheme have been duly observed and performed, there is no dispute over the benefits payable under the Pension Scheme.

16.5	No undertaking, promise or indication, whether legally enforceable or not, has been given to any Transferring Employee:

16.5.1	who is not a member of the Pension Scheme to include him in the Pension Scheme, or

16.5.2	who is a member of the Pension Scheme:

16.5.2.1	to increase the rate at which contributions are being paid to the Pension Scheme, or

16.5.2.2	to provide a particular level of benefits, for example but without limitation, a pension of two-thirds of his final salary at retirement.

16.6
The Pension Scheme has not been operated (and will not any time before the date of Completion be operated) in such a way as to discriminate on any grounds whatsoever between the members of the Pension Scheme. No complaint or claim has been made on the grounds of such discrimination, so far as the Seller is aware there is no fact or circumstance likely to give rise to any such proceedings, and the Pension Scheme has at all times been administered so as to comply with all legal requirements.

16.7	The Pension Scheme is approved under Chapter 4 of Part 14 of the Taxes Act.

17	Warranties as to taxation

17.1
So far as its conduct of the Business is concerned, the Seller has fully complied with all its legal obligations in relation to value added tax, national insurance contributions and PAYE, has made true and proper returns, paid all sums due (including those taxes and duties payable on the importation of goods) and maintained and preserved all appropriate and necessary records. There have been no penalties, notices or warnings in respect of these matters.

17.2
Apart from routine or minor inquiries concerning computations there is no dispute with HM Revenue and Customs or other fiscal body whatsoever or wherever situated concerning the Assets or the Business.

17.3	All documents that currently affect the Business in any way have been duly stamped and proper stamp duty land tax returns have been made as required.

17.4	No input tax is liable to adjustment in respect of any of the Assets under the provisions of Part XV of the Value Added Tax Regulations 1995.

17.5
The Seller has disclosed to the Purchaser sufficient information concerning industrial buildings allowances claimed under the provisions of the Capital Allowances Act 2001 in respect of the Assets to enable the Purchaser to continue to claim the same.

17.6
There is no capital transfer tax or inheritance tax that is a charge on any of the Assets or gives rise to a power to sell, mortgage or charge any of the Assets. There has been no transfer of value or deemed transfer of value which, whether or not in conjunction with the death of any person whenever occurring, is capable of giving rise to such a power to sell, mortgage or charge any of the Assets. In determining whether a charge on or power to sell, mortgage or charge any of the Assets exists at any time the fact that any tax is not yet payable or may be paid by instalments shall be disregarded and the tax shall be treated as becoming due and a charge or power to sell, mortgage or charge as arising on the date of the transfer of value or other date or event on or in respect of which it becomes payable or arises.

18	Warranties as to licences and consents

18.1	The Seller has obtained all necessary licences and consents from any person, authority or body for the proper carrying on of the Business and is not in breach of any of their terms or conditions.

18.2
Details of all such licences and consents are set out in the Disclosure Letter, and the Seller knows of no reason why they should not be capable of being transferred to or obtained by the Purchaser without the necessity for any special arrangement or material expense.

19	Warranties as to material information

19.1
The information contained in this agreement, the Schedules to it and the Disclosure Letter, exclusion of Due Diligence Material and attachments to the Disclosure Letter, was when given and will at the date of Completion remain true, complete and accurate in all respects and the Seller will be permitted to give written notification of any change by amending the Disclosure letter on or before Completion . The Seller is not aware of any fact or matter not in the public domain in relation to the Business that would render any such information untrue, incomplete, inaccurate or misleading.

20	Warranty as to guarantees and warranties

The Seller has not given any guarantee, indemnity or warranty or made any representation in respect of any products or services sold or supplied or contracted to be sold or supplied by it, or in respect of any other aspect of the Business save for any guarantee, indemnity or warranty implied by law, and (save as aforesaid) has not accepted any liability or obligation to service, repair, maintain, take back or otherwise do or not do anything in respect of any products or services that would apply after delivery or supply.

21	Warranties as to agreements concerning the Business

21.1
There have been no arrangements nor undertakings (whether legally enforceable or not) between the Seller and any person who is directly or indirectly a shareholder or the beneficial owner of any interest in the Seller, any member of the Seller's Group, or any company in which the Seller is interested relating to the management of the Business and the ownership or transfer of ownership or otherwise in any way relating to the Business or the Assets.

22	Warranty as to offers

There is no outstanding offer or tender relating to the Business that is capable of being converted into an obligation of the Business by an acceptance or other act of some other person.

SCHEDULE 2

Trade Marks and Domain Names

PART 1

Trade Marks

Activna (unregistered)

Profiles (unregistered)

PART 2

Domain Names

Aktivna.com

Learningforall.info

easycando.com

SCHEDULE 3

PART 1

Office Equipment

ASSET DESCRIPTION	SUPPLIER

Office furniture	Ralco Projects
IT furniture	Trident Computers
Office furniture	Ralco Projects
Office furniture	Ralco Projects
Office furniture	Ralco Projects
Office furniture	Ralco Projects
Move desks	Action Office Furniture
Wave Desks	Action Office Furniture
3 drawer under desk pedestal	Action Office Furniture
Operator chairs	Action Office Furniture
Crescent desks	Action Office Furniture
3 drawer desk high pedestals	Action Office Furniture
Operator chairs	Action Office Furniture
Operator chairs	Action Office Furniture
Legs for boardroom table	Action Office Furniture
Phone System	Sabre Telecomms
Office furniture	Margolis
Office furniture	Action Office Furniture
Office furniture	Action Office Furniture
Phone System	Sabre Telecomms

40.00	Desks
56.00	Chairs

56.00	Pedestals
1.00	Board room table
1.00	Meeting table
10.00	Filing cabinets - low
9.00	Filing cabinets - tall
3.00	4 drawer cabinets
3.00	Sofas
2.00	Beanbags

1.00	Fax machine
1.00	Fax/copier/ printer
1.00	Photocopier
1.00	Phone system

PART 2

IT Equipment

QTY	ASSET DESCRIPTION	SUPPLIER

	Sales Logic System	DMC Database Solutions
1	Flat Screen	tfr from Stock
1	Amilo Laptop	tfr from Stock
22	Standard Scaleo L PC's	tfr from Stock
15	CRT Monitors	tfr from Stock
1	Standard Scaleo L PC	tfr from Stock
1	Advanced Scaleo 600	tfr from Stock
1	Amilo Laptop	tfr from Stock
	Fujitsu Hard Drive/SQL server licence	Trident
1	Projector	Northamber
	Discount of Sales Logic system	DMC Database Solutions
	Installation/configuration/Customisation of sales logic	DMC Database Solutions
2	Standard Scaleo L PC's	tfr from Stock
	Sales Logic programme + license	DMC Database Solutions
2	Advanced Scaleo 600	tfr from Stock
2	Amilo Laptop	tfr from Stock
2	Advanced Scaleo 600	tfr from Stock
1	Flatscreen Monitor	tfr from Stock
2	Studio MX (inc Flash Mx pro)	NW cr card
1	Acer PD320 M-Media Projector	Northamber
2	FJ Primergy RX200 Xeon 2400 - Server	Trident Computers
4	FJ Hard Drive with disk cradle - Server	Trident Computers
2	FJ Primergy RX200 Server Bundle	Trident Computers
10	Standard Scaleo L PC's	tfr from Stock
10	CRT Monitors	tfr from Stock
11	Advanced Scaleo 600	tfr from Stock
11	Flatscreen Monitor	tfr from Stock
10	Amilo Laptop	tfr from Stock
	Exhibition Stand	Service Exhibitions
	Sales Logix Web + Lan user	DMC Database Solutions
	Sales Logix Update programme customisation	DMC Database Solutions
	Stornext File System (Linux)	ADIC
100	Microsoft Office 2003 SBE	Trident
	FastStor 2 LVD SCSI + accessories	Redstore
25	Coretime licences/users	SAGE
6	Advanced MKII ( C )	tfr from Stock
1	Standard Scaleo L PC's	tfr from Stock
4	Amilo Laptop	tfr from Stock

11	17" TFT's	tfr from Stock
	FastStor 2 LVD FM6760	Redstor
	WebTrends Get Current/Essential care FM6763	Trident Comp
2	Dell Poweredge SATA 1U rack system FM6762	Trident Comp
	Atlassian Software	NW C Card May
	Coretime on line training - James Copeland	Sage
	Macromedia Studio MX2004+FlashPRO	CCS Media Ltd
	Adobe CS Studio UPG MAC	CCS Media Ltd
	Apple Powermac G5 dual 2GHz FM6907Internal intranet	CCS Media Ltd
	20" Apple Cinema Display FM6907Internal Intranet	CCS Media Ltd
	Kingston 2Gb DDR PC3200	CCS Media Ltd
	X 1 SSL License Groupware	NW C Card June
	Service Level Agrmnt 1Jul05-30Jun06	Ivy Learning
	Desktop Applications Licence 1Jul05-30Jun06	Ivy Learning
	Dell PE2850 Dual Xeon3Ghz FM7170 S/logix infrastrct	CCS Media
2	Cisco Catalyst 2970+4SFP Enhanced Image FM7185	Valusys
	Groove Networks,Starter Kit for projects	NW C Card SEPT
1	IPStor iSCSI storage appliance,1Tb SATA FM7199	Redstor
2	IPStor iSCSI storage appliance,3Tb SATA FM7199	Redstor
2	FalconStor Snapshot FM7199	Redstor
1	Redstor Support for FalconStor FM7199	Redstor
	Dell PowerEdge SC1425 SATA Xeon3G 70143407/2	CCS Media
	Windows Server 2003 FM7515	Technology 8 Ltd
	MS Sequal Server 2000 FM7515	Technology 8 Ltd
1	Visio 2003 FM7515	Technology 8 Ltd
1	Dell PowerEdge 1425 Server (Single Xeon 4Gb Ram)	Valusys Ltd
2	Dell PowerEdge 1425 Server (Dual Xeon 2Gb Ram)	Valusys Ltd
	Dell PowerEdge SC1425 SATA Xeon3G 58702620	CCS Media
	Dell PowerEdge SC1425 SATA Xeon3G 58527213/4	CCS Media
	Installation re:FM7199 FalconStor	Redstor
	Installation re:FM7199 FalconStor	Redstor
2	Visio 2003 FM7515	Technology 8 Ltd
1	Dell PE850 Server with 1GB 2x80Gb FM7827	Valusys Ltd
3	Dell PE1850 Servers FM7836	Valusys Ltd
1	Dell PE850 Server with 1GB 2x80Gb FM7780	Valusys Ltd
2	Compaq Bsns Notebooks - NX6110 MvDB+JHFM7767	Valusys Ltd
2	Compaq Bsns Notebooks - FM7799	Valusys Ltd
1	Laptop HP NX6110 + 1Gb DDR RAM PC2700 CB FM7788	Valusys Ltd
2	3Com Superstack 3 switch 3250	Valusys Ltd
	Intel Pro Quad Port Server Adaptor and crimping tool	Valusys Ltd
1	Dell 850 SATA 1U Server P4 3Ghz	Valusys Ltd
4	FJ Scenic X P4 3.06 256mb 40gb DVD XPP	Valusys Ltd
4	FJ Scaleoview 17" TFT display	Valusys Ltd
Transfer of computers Jounal no.1372

1	GFI network security scanner	Gregory Micallef Associates
3	2 seat sofas + £76.12 VAT	Ivanikea
1	Computer room cooling system	BGC Tech Services
5	Inspiron 6400 computers	NatWest Card
5	3 Brother Laser & 2 Canon inkjet printers + £90.19 VAT	NatWest Card
1	Apple MacBook Intel Core 2 Duo	Employee expenses - AM
1	Dell PE 1950 Xeon 5050 computer	NatWest Card
1	Dell PE 1950 Xeon 5050 computer	NatWest Card
1	Dell PE 1950 Xeon 5050 computer	NatWest Card
1	Dell PE 1950 Xeon 5050 computer	NatWest Card

1.00	Laser Fax Machine	Net Stationers
	Mouse/keyboard kits	Dell Computers
1.00	Dell Computer	Dell Computers
	Dell Various	Dell Computers
1.00	Dell Computer	Dell Computers
1.00	Dell Computer	Dell Computers
1.00	24 Port gigabit switch	broadbandbuyer.co.uk
1.00	Apple computer MBP 15/2.4/2 X 1GB	Apple Computers
2.00	Ready NAS = 1TB	dabs4work.com

SCHEDULE 4

PART 1

Leasehold Property

Property Address	Lease Date	Parties to Lease

The east half (approx) of the second floor to Nile House, Nile Street, Brighton, BN1 1HW	To be entered into on the Completion Date	Baker Tilly Services Limited and the Purchaser]

SCHEDULE 5

Purchased Contracts

Contract

Customer contracts File
1	Ashurst
1.1	Amendment to helpdesk agreement
1.2	Amendment to hosting agreement
1.3	Amendment in relation to licence agreement
1.4	Helpdesk support contract
1.5	Hosting agreement
1.6	Induction programme
1.7	Software programmes
1.8	P989 – Unfair dismissal

2	The Bank of England
2.1	Generic Courseware licence agreement

3	BUPA
3.1	Aktivna LMS – licence agreement

4	Capita
4.1	Contract for purchase of Goods & Supply – Framework Agreement

5	CPS
5.1	NCC – Single Licensee Software Escrow Agreement
5.2	Framework agreement
5.3	P907M- CPS Rape project
5.4	P951 – Recruitment & Selection
5.5	P967 – Logo changes
5.6	P969 – SME Learning Programme

6	EBRD
6.1	Consultancy contract Extension
6.2	Consultancy contract
6.3	P687 e mail re revised invoice points

7	IMS Health
7.1	Client Service Portal

8	Network Rail
8.1	Initial Signaller Training
8.2	Competition Law
8.3	P833 Confirmation of Purchase orders

9	Royal Mail
9.1	Framework agreement

10	Virgin Atlantic
10.1	Hosting agreement

10.2	Aviation Medicine Agreement
10.3	Aviation Medicine Confidentiality
10.4	OTP confidentiality
10.5	Triple A confidentiality
10.6	Crew Training

11	Beazley
11.1	Framework

SCHEDULE 6

Pensions

1.
The Purchaser shall with effect from the Completion Date comply with the requirements of Section 258 of the Pensions Act 2004 in respect of each of the Transferring Employees who are immediately before the Completion Date members of the Pension Scheme.

2.
The Purchaser hereby undertakes to pay to the Seller a sum equal to the value of all liabilities, damages, losses, costs and expenses incurred by the Seller or the trustees of the Pension Scheme in respect of any claim arising after the Completion Date from or in relation to the Purchaser's obligations under the Transfer Regulations, Sections 257 and 258 of the Pensions Act 2004 and/or the Pension Protection Regulations, or failure to comply with those obligations.

SCHEDULE 7

Employees

PART 1

The Transferring Employees

Employees 1- 23

PART 2

Provisions concerning Employees

1.	The Seller and the Purchaser acknowledge and agree that the sale of the Business by the Seller to the Purchaser is subject to the application of the Transfer Regulations and that accordingly:

1.1	the employment of any of the Transferring Employees shall not be terminated for a reason arising from or connected in any way with this Agreement; and

1.2
by virtue of the Transfer Regulations, all rights, powers, duties and liabilities of the Seller under or in connection with any contract of employment with the Transferring Employees still in force immediately before the Completion Date shall be transferred to the Purchaser with effect from the Completion Date.

2.
All salaries and other emoluments including holiday pay, tax and national insurance contributions and contributions to retirement benefit schemes relating to the Employees shall be borne by the Seller up to Completion and by the Purchaser on Completion, and all necessary apportionments shall be made.

3.
The Seller shall indemnify the Purchaser against each and every cost, claim, liability, expense or demand relating to or arising out of any act or omission by the Seller before the date of Completion or any other event or occurrence before the date of Completion and incurred by the Purchaser pursuant to the Transfer Regulations in relation to any contract of employment or collective agreement concerning the Employees and former employees of the Seller or the Business including without limitation any such matter relating to or arising out of:

3.1	the Seller’s rights, powers, duties and liabilities under or in connection with any such contract of employment or collective agreement or under statute;

3.2
anything done or omitted before the Completion Date by or in relation to the Seller in respect of any contract of employment or collective agreement or any person employed in the Business which is deemed to have been done or omitted by or in relation to the Purchaser in accordance with the Transfer Regulations;

3.3	the Seller's failure to pay to any of the Employees any sums due in respect of the period before Completion, and

3.4
any claim by any trade union, staff association or staff body recognised by the Seller in respect of all or any of the Employees arising out of the Seller's failure to comply with its legal obligations to the trade union, staff association or body.

3.5
The Seller agrees to terminate up to three employees in its IT department at the direction of the Purchaser prior to the Completion Date and to indemnify the Purchaser in respect of any claims, costs, demands or liabilities that the Purchaser incurs by reason of or in connection with the dismissal of such persons in connection with the Transfer Regulations or otherwise.

4.
The Purchaser and Parent, jointly and severally, agree and undertake with the Seller (for its own benefit and for the benefit of each member of the Seller's Group) to indemnify the Seller, and each other member of the Seller's Group at all times from and against all Employment Liabilities arising out of or in any way connected with the employment or the termination of the employment by any person on or after the Completion Date of any of the Transferring Employees including without prejudice to the generality of the foregoing:

4.1	any breach on or after the Completion Date by any person of any obligation under or in connection with their contracts of employment;

4.2
any breach on or after the Completion Date by any person of any other obligation or any duty (whether statutory or otherwise) owed to any of the Transferring Employees or to any trade union(s) or employee representatives in respect of the Transferring Employees; and

4.3
any claim by a Transferring Employee that the change of the identity of his employer arising from the transfer of his employment to the Purchaser is a significant change and to his detriment pursuant to Regulation 5(5) of the Transfer Regulations;

5.
If it is found or alleged as a result of the sale of the Business by the Seller to the Purchaser in accordance with this Agreement that any contract of employment with any Non-Transferring Employee has effect at any time on or after the Completion Date as if originally made between the Purchaser or any member of the Purchaser's Group and such person as a result of the operation of the Transfer Regulations, then (without prejudice to any other rights or remedies which may be available to the Purchaser):

5.1
the Purchaser shall, upon becoming aware of such finding or allegation, give the Seller 28 days' notice in writing of the finding or allegation and, where appropriate, of its intention to terminate any such contract. Save where the Seller expressly waives its right to notice, or to full notice, in accordance with this paragraph 5.1, the Seller shall be permitted the period of 28 days from the date on which notice is given during which to enter into negotiations with any such Non-Transferring Employee with a view to making an offer of alternative employment;

5.2
where the Seller expressly waives its right to notice in accordance with paragraph 5.1 above, and in any event once the 28 day notice period has expired, the Purchaser may terminate such Non-Transferring Employee contract forthwith where the Purchaser or any member of the Purchaser's Group has no alternative employment to offer such Non-Transferring Employee; and

5.3
except where the Seller offers such a Non-Transferring Employee alternative employment and that offer is accepted, the Seller hereby agrees with the Purchaser to indemnify the Purchaser against all Employment Liabilities arising out of such termination, save where and to the extent that such Employment Liabilities result from any act or omission (including any continuing act or omission) on the part of the Purchaser and against any sums payable to or on behalf of any such Non-Transferring Employee, and any remuneration or benefits which the Purchaser is required to provide to such person after the Completion Date.

6.	FOR THE PURPOSES OF THIS SCHEDULE:

6.1
"Employment Law" means all and any laws, including without limitation, common law, statutes, directives, recommendations, regulations, notices, codes of practice, guidance notes, judgments, decrees or orders, whether of the European Community or the United Kingdom, relating to or connected with (i) the employment of employees including but not limited to their health and safety at work and (ii) the engagement, use and termination of engagement of individuals other than employees who provide services including but not limited to their health and safety at work.

6.2	"Employment Liabilities" means all Losses connected with or arising from any Employment Law excluding those Losses which arise in connection with or related to or under the Pension Scheme;

6.3
"Losses" includes, in respect of any matter, event or circumstance, all demands, claims, actions, proceedings, damages, payments, fines, penalties, losses, costs (including legal costs), expenses (including taxation), disbursements or other liabilities in any case of any nature whatsoever;

6.4	"Non-Transferring Employees" means any employee of the Seller or any other member of the Seller's Group not being a Transferring Employee; and

6.5	"Transfer Regulations" means the Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended or replaced.

SCHEDULE 8

PART 1

Assets

Accounts Receivable

Intellectual Property - See Schedule 2

Office and IT Equipment - See Schedule 3

Restrictive Covenants

Purchased Contracts - See Schedule 5

Fixtures and Fittings

Sales Documentation

Technical Information

Goodwill

PART 2

Excluded Assets

(i)	cash in hand and cash in bank

(ii)	the books and records of the Seller not relating exclusively to the Business.

PART 3

Excluded Liabilities

(i)	amounts payable by the Seller to professional advisers relating to the sale of the Business to the Purchaser.

SCHEDULE 9

Allocation of Consideration

£
Accounts Receivable	£___
IT Equipment	£___
Fixtures & Fittings / Office Equipment	£___
Restrictive Covenant	£___
Intellectual Property	£___
Purchased Contracts	£___
Sales Documentation	£___
Technical Information	£___
Goodwill	£___

TOTAL	£___

SCHEDULE 10

Warranty Limitations

1	Interpretation

In this Schedule:

1.1	'the Warranties' means the warranties contained or referred to in clause 12 and in Schedule 1.

1.2	'the Minimum Liability' means £5,000,

1.3	‘the Threshold Liability’ means £25,000

1.4	references to a 'claim' are references to a claim by the Purchaser for a breach of the Warranties,

1.5	'the Claim Date' means the seventh anniversary of Completion

2	Limitation of Seller's liability

This Schedule limits the liability of the Seller to the Purchaser under the Warranties.

3	De minimis and Threshold of claims

3.1
The Seller shall not be liable for a claim if the liability of the Seller for that claim when added to the total liability of the Seller under all previous claims does not exceed in aggregate the Minimum Liability.

3.2
If any claim which exceeds the Minimum Liability alone or when added to any previous claims (which in each instance exceeds the Minimum Liability), the Seller shall be liable for the whole amount of any such claims but only if the total of all such claims exceeds the Threshold Liability.

4	Maximum liability

The aggregate liability of the Seller in respect of all claims shall not exceed the total amount of the Consideration payable by the Purchaser under this agreement and such liability may be satisfied by the Seller tendering for transfer to the Purchaser (irrespective if such transfer is permitted by law or completed) Consideration Shares equal in value (at the value stated in this Agreement) to the Seller’s liability;

5	Time limits

5.1
No claim (or increase in the value of claim) shall be brought by the Purchaser against the Seller unless notice in writing has been given to the Seller as soon as reasonably practicable, and in any event within 28 days, after the Purchaser becomes aware of the grounds for a claim (or increase in the value of the claim, as the case may be) and on or before the Claim Date specifying the nature of the claim in reasonably sufficient detail and so far as practicable the amount claimed and proceedings in respect of the claim shall have been commenced by being both properly issued and validly served within 1 year of the giving of such notice and any claim not so brought shall be wholly barred and unenforceable and shall absolutely determine and cease.

5.2
The Seller is not liable for a claim unless the Purchaser has given the Seller notice in writing of the claim within the period of seven years beginning with the Completion Date if the claim relates to a breach of the “Warranties as to taxation” and in all other cases within a period ending on or before 30 June 2010.

6	Specific limitations

6.1	The Purchaser shall have no claim whatever against the Seller:

6.1.1
if and to the extent that the breach on which the claim is based occurs as a result of any legislation not in force at the date of this agreement that takes effect retrospectively or any increase in the rates of taxation in force at that date, or as a consequence of a change in the interpretation of the law in any jurisdiction after the date of this agreement,

6.1.2
if and to the extent that the breach on which the claim is based would not have arisen but for any voluntary act, omission, transaction or arrangement by or with the Purchaser or any person connected with the Purchaser after Completion otherwise than in the ordinary course of conducting the Business,

6.1.3	to the extent that the claim arises only as a result of any changes after Completion in the accounting bases, policies or methods used by the Purchaser to value any of its assets, or

6.1.4	to the extent that the claim relates to any loss for which the Purchaser is indemnified by insurance

6.1.5
in respect of a claim, if the Purchaser, after due warning and adequate indemnity is provided by the Seller, fails to act, or fails to procure any member of the Purchaser's Group to act, in accordance with the reasonable requests of the Seller in avoiding, disputing, resisting, appealing, compromising or contesting a claim, liability or dispute.

6.2
No claim shall be made by the Purchaser if the fact, omission, circumstance or occurrence giving rise to the claim has been fairly disclosed to the Purchaser in the Disclosure Letter or is otherwise known to any officer or director of the Purchaser at the date hereof.

7	Conduct of claims

When the Purchaser becomes aware of any grounds that might give rise to a claim, notwithstanding having given notice to the Seller under the terms of paragraph 5.1, the Purchaser shall:

7.1	not make any admission of liability or agreement or compromise with any party without prior consultation with and the agreement of the Seller which shall not be unreasonably withheld or delayed,

7.2
if the claim results from or in connection with a dispute with a third party, take such action to avoid, dispute, resist, appeal, compromise or contest the dispute as the Seller may reasonably request, at the Seller's expense, and

7.3
make available to the Seller all information reasonably required and available to enable the Seller to avoid, dispute, resist, appeal, compromise or contest the claim and any liability connected with the claim, provided that the Purchaser shall not be obliged to take any action which on a reasonable view is likely materially to prejudice the Business or the Purchaser.

8	Recovery from third parties

If the Purchaser receives any payment or benefit from any policy of insurance or any third party other than the Seller as a result of the circumstances giving rise to a claim, and the Seller has made any payment to the Purchaser in respect of that claim, the Purchaser shall as soon as practicable after receipt pay to the Seller an amount which is the lesser of the amount of the payment or benefit received from the insurer or other third party and the payment received from the Seller, having deducted all costs, charges and expenses reasonably incurred by the Purchaser in obtaining the payment or benefit.

9	General

9.1	Nothing in this Schedule shall in any way diminish the Purchaser's common law obligation to mitigate its loss.

9.2
If any potential claim arises by reason of a liability that is contingent only, then the Seller shall not be under any obligation to make any payment for that claim until such time as the contingent liability becomes actual.

9.3
Nothing contained in this Schedule or any other terms of this agreement shall affect any claim or other action by the Purchaser in the case of fraud or other dishonesty or any omission or wilful or fraudulent misstatement the Seller may make or commit.

9.4
The liability of the Seller shall cease and any subsisting claim shall be withdrawn upon the Business ceasing for any reason to be directly or indirectly wholly owned by the Purchaser or the Purchaser’s Group.

9.5
In calculating the liability of the Seller in respect of any claim there shall be taken into account the value of any benefit accruing to any member of the Purchaser's Group in consequence of the matter or circumstances giving rise to such claim including, without prejudice to the generality of the foregoing, any amount of any tax relief obtained or obtainable by any member of the Purchaser's Group and any amount by which any Taxation for which any member of the Purchaser's Group is or may be liable to be assessed or made accountable is reduced or extinguished arising in consequence of such matter or circumstances.

9.6	The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once for the same loss, damage, deficit, deficiency or breach.

9.7
If the Seller pays any sum to the Purchaser pursuant to a claim, the Consideration shall be deemed to be reduced by the amount of such payment and where such claim relates to a specific Asset, the consideration allocated to such Asset.

SIGNED by GEORGE O'LEARY
duly authorised for and on behalf of
EXECUTIVE BUSINESS CHANNEL LIMITED

) George O'Leary

Witness Name: LUCY HALL

Witness Signature: [signature]

Name:

Address: THE OLD COTTAGE KAMMERPOT

BN16 4EU

Occupation: SOLICITOR

SIGNED by ....
duly authorised for and on behalf of
FUTUREMEDIA PLC

) George O'Leary

Witness Name: [signature]

Witness Signature:

Name: LUCY HALL

Address: THE OLD COTTAGE, KAMMERPOT

BN16 4EU

Occupation: SOLICITOR

SIGNED by ....
duly authorised for and on behalf of
EDVANTAGE GROUP AS

) [signature] THOMAS BERGLUND

Witness Name: [signature]

Witness Signature:

Name: LUCY HALL

Address: THE OLD COTTAGE, KAMMERPOT

BN16 4EU

Occupation: SOLICITOR

54

SIGNED by ....)
duly authorised for and on behalf of)
EDVANTAGE GB LIMITED)

Witness Name: ....

Witness Signature: ....

Name: LUCY HALL

Address: THE OLD COTTAGE

HAMMERPOT, BN16 4EX

Occupation: SOLICITOR

55